SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2005

                  MER TELEMANAGEMENT SOLUTIONS LTD.
                              (Name of Registrant)

                    22 Zarhin Street, Ra'anana 43662, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F  [X]   Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


This Form 6-K is being incorporated by reference into the Registrant's Form S-8 Registration Statement File No. 333-12014.




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                        MER Telemangement Solutions Ltd.



6-K Items

1. Press Release re MTS Wins Three Billing Contracts from Carriers and Service Providers dated February 28, 2005.


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                                                                          ITEM 1


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Press Release                                                        Source: MTS

MTS Wins Three Billing Contracts from Carriers and Service Providers

Monday February 28, 8:21 am ET

Two in Western Europe, One in the US

RA'ANANA, Israel, Feb. 28 /PRNewswire-FirstCall/ -- MTS - Mer Telemanagement Solutions Ltd. (Nasdaq: MTSL - News), a global provider of operations support systems (OSS) and customer care and billing (CC&B), today announced that it has sold its Total-e Solution to three new carrier and service provider customers, two in Western Europe and one in the United States.

With the Total-e solution, MTS implements a sophisticated solution for new Value-Added Services (VAS) for a large carrier, a prepaid converged solution with postpaid CC&B for a service provider, and a new web self-care module that allows customers registration, payments and service ordering.

The Total-e solution for VAS consists of a powerful rating system that can be integrated into a carrier provider's main legacy billing system to reduce the risk and time to market of new services. The solution allows carriers and service providers to bill for new services such as Video On Demand, Music On Demand, News On Demand, Digital and Analog Video Channels and other interactive VAS.

The Total-e self-care module enables end users to register for the interactive VAS from their TV monitor, or purchase prepaid services from the web.

MTS' prepaid solution can be integrated as part of an Intelligent Network (IN) and VoIP network.

The MTS CC&B system platform is fully scalable and hardware modules may be added at any time to accommodate increasing subscribers and services. It is intended for carriers and service providers of all sizes, offering a powerful partner relationship management module designed to handle contracts, commissions, and wholesaling.

Eytan Bar, MTS President and Chief Executive Officer commented: "We are very pleased with our customers' decisions to select MTS' solutions as part of their growth strategy. Their purchases validate our growth strategy and expansion into the VAS/Content and VoIP markets."

Mer Telemanagement Solutions (MTS) Ltd. is a global provider of operations support systems (OSS) for comprehensive telecommunications management, expense management and customer care & billing solutions, offering a full-featured customized platform. Its telecommunications enterprise resource planning (ERP) system is used by corporations and organizations to improve the efficiency and performance of all telecommunication and information technology (IT) operations, and to significantly reduce associated costs. Its automatic expense management solution is used to validate telecommunications expenses, provide bill reconciliation, and manage invoices against the contract. Its affordable customer care and billing (CC&B) solutions are used by service providers and operators to support sophisticated pre-paid and post-paid billing, web-based self-provisioning, assets management, help desk, order management, partners management and other revenue-generating applications. MTS' Customer Care and Billing Solutions offer centralized revenue and user management, as well as real-time billing to operators and service providers.

Headquartered in Israel, MTS markets through wholly owned subsidiaries in the U.S., Hong Kong, Holland, and Brazil, and through OEM partnerships with Siemens, Phillips, and other PABX vendors. Its legacy call accounting solutions have been installed by over 60,000 customers in 60 countries. MTS' shares are traded on the NASDAQ SmallCap Market (symbol MTSL). For more information please visit the MTS web site: http://www.mtsint.com



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Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's filings with the United States Securities and Exchange Commission.

     Contacts:
     Company:                                  Investor Relations:
     Ori Shachar, Corporate COO & CFO          Rachel Levine
     MTS - MER Telemanagement Solutions, Ltd.  The Anne McBride Company, Inc.
     Tel: +972-9-762-1733                      Tel: 212-983-1702 ext. 207
     Email: Ori.Shachar@mtsint.com             E-mail: rlevine@annemcbride.com









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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            MER TELEMANAGEMENT SOLUTIONS LTD.
                                                   (Registrant)



                                            By: /s/Eytan Bar
                                                ------------
                                                Eytan Bar
                                                President and
                                                Chief Executive Officer



Date:  March 1, 2005